Filed by Synopsys, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                            Subject Company:  Avant! Corporation
                                                     Commission File No. 0-25864



On December 3, 2001, Synopsys, Inc. and Avant! Corporation announced that they had entered into a merger agreement, which agreement was filed by Synopsys today under cover of Form 8-K and is incorporated by reference into this filing.

ADDITIONAL INFORMATION

In connection with the proposed merger, Synopsys and Avant! will file a joint proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus (when available) and other related documents filed by Synopsys and Avant! with the SEC at the SEC's website at www.sec.gov. The joint proxy statement / prospectus (when it is available) and the other documents may also be obtained for free by accessing Synopsys' website at www.synopsys.com or by directing a request by mail or telephone to 700 East Middlefield Road, Mountain View, CA 94043, Attention: Company Secretary, (650) 584-5000, or by accessing Avant!'s website at www.avanticorp.com or by directing a request by mail or telephone to 4671 Bayside Parkway, Fremont, CA 94538, Attention Company Secretary, (510) 413-8000.

Synopsys, Avant!, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Synopsys stockholders, or the Avant! stockholders, as the case may be, in connection with the proposed merger, will be set forth in the joint proxy statement / prospectus when it is filed with the SEC.